UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Anheuser-Busch InBev SA/NV

(Name of Issuer)

Ordinary Shares, without nominal value

(Title of Class of Securities)

03524A108**

(CUSIP Number)

David Williams
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Tel: (212) 455-2000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 1 ordinary share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03524A108 (ADRs)
1	NAMES OF REPORTING PERSONS Bevco Lux S.à.r.l. (formerly known as BEVCO Ltd.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 96,862,718*
	9	SOLE DISPOSITIVE POWER 96,862,718
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,862,718*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

* This amount excludes an additional 1,028,572,674 ordinary shares, without nominal value, of Anheuser-Busch InBev SA/NV (“Ordinary Shares”), consisting of 185,115,417 restricted shares, without nominal value, of Anheuser-Busch InBev SA/NV (“Restricted Shares”) held by Altria Group, Inc. (“Altria”), which beginning on October 11, 2021, shall become convertible into Ordinary Shares on a one-for-one basis, 11,941,937 Ordinary Shares held by Altria and 831,515,320 Ordinary Shares held by Stichting Anheuser-Busch InBev (“Stichting”) and certain of its affiliates.  The Reporting Persons may be deemed to have shared voting power over these shares by virtue of a voting agreement among Bevco Lux S.à.r.l. (formerly known as BEVCO Ltd.) (“Bevco”), Altria and Stichting as described in more detail in this Schedule 13D.  The calculation of the percentage of Ordinary Shares beneficially owned by the Reporting Persons assumes that there are a total of 1,607,701,764 Ordinary Shares issued and outstanding as of October 11, 2016 (and also takes into account the 96,862,718 Restricted Shares held directly by Bevco).  Bevco, Altria, Stichting and their affiliates beneficially own an aggregate of 1,125,435,392 Ordinary Shares, which represents, in the aggregate, approximately, 59.6% of the issued and outstanding Ordinary Shares (after taking into account the 281,978,135 Restricted Shares held directly by Bevco and Altria).

CUSIP No. 03524A108 (ADRs)
1	NAMES OF REPORTING PERSONS USD Bevco S.à.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 96,862,718*
	9	SOLE DISPOSITIVE POWER 96,862,718
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,862,718*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*     This amount excludes an additional 1,028,572,674 Ordinary Shares, consisting of 185,115,417 Restricted Shares held by Altria, which beginning on October 11, 2021, shall become convertible into Ordinary Shares on a one-for-one basis, 11,941,937 Ordinary Shares held by Altria and 831,515,320 Ordinary Shares held by Stichting and certain of its affiliates, which the Reporting Persons may be deemed to have shared voting power over by virtue of a voting agreement among Bevco, Altria and Stichting as described in more detail in this Schedule 13D.  The calculation of the percentage of Ordinary Shares beneficially owned by the Reporting Persons assumes that there are a total of 1,607,701,764 Ordinary Shares issued and outstanding as of October 11, 2016 (and also takes into account the 96,862,718 Restricted Shares held directly by Bevco).  Bevco, Altria, Stichting and their affiliates beneficially own an aggregate of 1,125,435,392 Ordinary Shares, which represents, in the aggregate, approximately, 59.6% of the issued and outstanding Ordinary Shares (after taking into account the 281,978,135 Restricted Shares held directly by Bevco and Altria).

CUSIP No. 03524A108 (ADRs)
1	NAMES OF REPORTING PERSONS SNI International Holdings S.à.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 96,862,718*
	9	SOLE DISPOSITIVE POWER 96,862,718
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,862,718*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*     This amount excludes an additional 1,028,572,674 Ordinary Shares, consisting of 185,115,417 Restricted Shares held by Altria, which beginning on October 11, 2021, shall become convertible into Ordinary Shares on a one-for-one basis, 11,941,937 Ordinary Shares held by Altria and 831,515,320 Ordinary Shares held by Stichting and certain of its affiliates, which the Reporting Persons may be deemed to have shared voting power over by virtue of a voting agreement among Bevco, Altria and Stichting as described in more detail in this Schedule 13D.  The calculation of the percentage of Ordinary Shares beneficially owned by the Reporting Persons assumes that there are a total of 1,607,701,764 Ordinary Shares issued and outstanding as of October 11, 2016 (and also takes into account the 96,862,718 Restricted Shares held directly by Bevco).  Bevco, Altria, Stichting and their affiliates beneficially own an aggregate of 1,125,435,392 Ordinary Shares, which represents, in the aggregate, approximately, 59.6% of the issued and outstanding Ordinary Shares (after taking into account the 281,978,135 Restricted Shares held directly by Bevco and Altria).

CUSIP No. 03524A108 (ADRs)
1	NAMES OF REPORTING PERSONS Aguila Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 96,862,718*
	9	SOLE DISPOSITIVE POWER 96,862,718
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,862,718*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*     This amount excludes an additional 1,028,572,674 Ordinary Shares, consisting of 185,115,417 Restricted Shares held by Altria, which beginning on October 11, 2021, shall become convertible into Ordinary Shares on a one-for-one basis, 11,941,937 Ordinary Shares held by Altria and 831,515,320 Ordinary Shares held by Stichting and certain of its affiliates, which the Reporting Persons may be deemed to have shared voting power over by virtue of a voting agreement among Bevco, Altria and Stichting as described in more detail in this Schedule 13D.  The calculation of the percentage of Ordinary Shares beneficially owned by the Reporting Persons assumes that there are a total of 1,607,701,764 Ordinary Shares issued and outstanding as of October 11, 2016 (and also takes into account the 96,862,718 Restricted Shares held directly by Bevco).  Bevco, Altria, Stichting and their affiliates beneficially own an aggregate of 1,125,435,392 Ordinary Shares, which represents, in the aggregate, approximately, 59.6% of the issued and outstanding Ordinary Shares (after taking into account the 281,978,135 Restricted Shares held directly by Bevco and Altria).

CUSIP No. 03524A108 (ADRs)
1	NAMES OF REPORTING PERSONS Codan Trust Company Limited in its capacity as trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 96,862,718*
	9	SOLE DISPOSITIVE POWER 96,862,718
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,862,718*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*     This amount excludes an additional 1,028,572,674 Ordinary Shares, consisting of 185,115,417 Restricted Shares held by Altria, which beginning on October 11, 2021, shall become convertible into Ordinary Shares on a one-for-one basis, 11,941,937 Ordinary Shares held by Altria and 831,515,320 Ordinary Shares held by Stichting and certain of its affiliates, which the Reporting Persons may be deemed to have shared voting power over by virtue of a voting agreement among Bevco, Altria and Stichting as described in more detail in this Schedule 13D.  The calculation of the percentage of Ordinary Shares beneficially owned by the Reporting Persons assumes that there are a total of 1,607,701,764 Ordinary Shares issued and outstanding as of October 11, 2016 (and also takes into account the 96,862,718 Restricted Shares held directly by Bevco).  Bevco, Altria, Stichting and their affiliates beneficially own an aggregate of 1,125,435,392 Ordinary Shares, which represents, in the aggregate, approximately, 59.6% of the issued and outstanding Ordinary Shares (after taking into account the 281,978,135 Restricted Shares held directly by Bevco and Altria).

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Ordinary Shares, without nominal value (the “Ordinary Shares”), of Anheuser-Busch InBev SA/NV (f/k/a Newbelco SA/NV), a public limited company formed under the laws of Belgium (the “Issuer”).  The Issuer’s principal executive offices are located at Rue Royale, 4th Floor, 1000 Brussels, Belgium.

Item 2.	Identity and Background.

(a) – (c) This Schedule 13D is being filed by (collectively, the “Reporting Persons”):

(i) Bevco Lux S.à.r.l. (formerly known as BEVCO Ltd.), a company formed under the laws of Luxembourg (“Bevco”);

(ii) USD Bevco S.à.r.l., a company formed under the laws of Luxembourg (“USD Bevco”);

(iii) SNI International Holdings S.à.r.l., a company formed under the laws of Luxembourg (“SNI”);

(iv) Aguila Ltd, a company formed under the laws of Bermuda (“Aguila”); and

(v) Codan Trust Company Limited, a company formed under the laws of Bermuda (“Codan Trust”), in its capacity as trustee.

USD Bevco is the sole shareholder of Bevco.  SNI is the sole shareholder of USD Bevco.  Aguila is the controlling shareholder of SNI.  Codan Trust, in its capacity as trustee, directly controls Aguila Ltd.

The principal business address of each of Bevco, USD Bevco and SNI is 37A, Avenue JF Kennedy L-1855, Luxembourg, Luxembourg.  The principal business address of Aguila is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.  The principal business address of Codan Trust is Richmond House, 12 Par-La-Ville Road, Hamilton HM08, Bermuda.

The principal business of Bevco is investing in and financing securities.

The principal business of each of USD Bevco, SNI and Aguila is to serve as a holding company for subsidiaries engaged in the investment of securities.

Codan Trust and its affiliates are an international network of licensed trust companies that undertakes a broad range of trust administration services for private clients.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship, in each case of each director and executive officer of the Reporting Persons, as applicable (the “Instruction C Information”).

(d)          During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, each person listed on Annex A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, each person listed on Annex A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          See Item 2(a)-(c) above for citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 10, 2016, old Anheuser-Busch InBev SA/NV, the Issuer’s predecessor (“AB InBev”) and the Issuer completed a business combination (the “Transaction”) with SABMiller plc (“SABMiller”), as a result of which the Issuer owns the combined SABMiller and AB InBev business.  In the Transaction, Bevco’s 225,000,000 ordinary shares of SABMiller were exchanged for an interest that was converted into 96,862,718 restricted shares of the Issuer, without nominal value (the “Restricted Shares”), plus approximately £2.051 billion in pre-tax cash.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities covered by this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Ordinary Shares, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.  Without limiting the foregoing, subject to the terms of any applicable agreements described herein, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Ordinary Shares or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of their Ordinary  Shares or other securities of the Issuer or continue to hold, or cause affiliates to hold, Ordinary Shares or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, articles of association, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals identified on Annex A, have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Calculations of the percentage of Ordinary Shares beneficially owned are based on a total of 1,607,701,764 Ordinary Shares issued and outstanding as of October 11, 2016, and also takes into account the number of Ordinary Shares underlying the Restricted Shares that may be deemed to be beneficially owned by the Reporting Persons, as applicable.  Calculations of the percentage of voting rights in the Issuer are based on a total of 1,607,701,764 Ordinary Shares and 325,999,817 Restricted Shares issued and outstanding as of October 11, 2016.

The aggregate number and percentage of Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Ordinary Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Bevco is the direct holder of 96,862,718 Restricted Shares, which upon the fifth anniversary of the completion of the Transaction (October 11, 2021), shall become convertible into Ordinary Shares on a one-for-one basis.  The 96,862,718 Ordinary Shares that may be deemed to be beneficially owned by Bevco represents 5.7% of the Ordinary Shares issued and outstanding (after taking into account the 96,862,718 Restricted Shares held by Bevco), and 5.0% of the voting rights in the Issuer.

Each of USD Bevco (as the sole shareholder of Bevco), SNI (as the sole shareholder of USD Bevco) and Aguila (as the controlling shareholder of SNI), may be deemed to be the beneficial owner of the securities owned directly by Bevco.  Codan Trust in its capacity as trustee is the indirect legal owner of the securities owned directly by Bevco.

None of the individuals identified on Annex A owns any Ordinary Shares, except as otherwise set forth in this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Bevco to the extent of its direct holdings in the securities reported on this Schedule 13D) is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

By virtue of the rights and obligations under the Voting Agreement (as defined below), Bevco, Altria Group, Inc., Stichting Anheuser-Busch InBev (“Stichting”) and their affiliates (collectively, the “Voting Agreement Parties”), may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act, exercising voting control over the Ordinary Shares and/or Restricted Shares, as applicable, held by the Voting Agreement Parties.  This filing shall not be deemed an admission that the Reporting Persons and the other Voting Agreement Parties constitute a “group” for purposes of Section 13(d) or 13(g) of the Exchange Act and the Reporting Persons expressly disclaim membership in any such group.  The other Voting Agreement Parties are separately making Schedule 13D filings reporting their beneficial ownership of Ordinary Shares.  Collectively, the Reporting Persons and the other Voting Agreement Parties beneficially own an aggregate of 1,125,435,392 Ordinary Shares, which represents, in the aggregate, approximately, 59.6% of the outstanding Ordinary Shares (after taking into account the 281,978,135 Restricted Shares held by the Voting Agreement Parties), and 58.2% of the outstanding voting rights in the Issuer.  Additionally, by virtue of the rights and obligations under the Voting Agreement, the Reporting Persons may be deemed to beneficially own the 1,028,572,674 Ordinary Shares beneficially owned by the other Voting Agreement Parties and their affiliates.  The Reporting Persons expressly disclaim beneficial ownership of any such shares held by the other Voting Agreement Parties and their affiliates.

 (c) Except as set forth in this Schedule 13D, none of the Reporting Persons or any of the persons identified on Annex A has effected any transactions in the Ordinary Shares within the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than Bevco has the right to receive, or has the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

 The information set forth in Item 3, Item 4 and Schedule 1 of this Schedule 13D is hereby incorporated by reference.

Terms of the Restricted Shares

The terms of the Restricted Shares and the rights of the holders thereof are governed by the Articles of Association of the Issuer (the “Articles of Association”).

Dividends and Voting Rights

The Restricted Shares rank equally with the Ordinary Shares with respect to dividends and voting rights.

Governance Rights

So long as the holders of Restricted Shares (together with their affiliates, successors and successors’ affiliates) own in aggregate:

o
more than 13.5% of the shares with voting rights in the share capital of the Issuer, three directors will be appointed by the shareholders’ meeting of the Issuer upon proposal by the holders of the Restricted Shares;

o
more than 9% but not more than 13.5% of the shares with voting rights in the share capital of the Issuer, two directors will be appointed by the shareholders’ meeting of the Issuer upon proposal by the holders of the Restricted Shares;

o
more than 4.5% but not more than 9% of the shares with voting rights in the share capital of the Issuer, one director will be appointed by the shareholders’ meeting of the Issuer upon proposal by the holders of the Restricted Shares; and

o
4.5% or less than 4.5% of the shares with voting rights in the share capital of the Issuer, the holders of the Restricted Shares will no longer have the right to propose any candidate for appointment as a member of the Board and no directors will be appointed upon proposal by the holders of the Restricted Shares.

As of October 11, 2016, the Restricted Shares issued and outstanding represent, in the aggregate, approximately 16.9% of the shares with voting rights in the Issuer (which is equivalent to the total number of Ordinary Shares and Restricted Shares issued and outstanding).  Bevco’s 96,862,718 Restricted Shares represent approximately 5.0% of the shares with voting rights in the Issuer, and approximately 29.7% of the total number of Restricted Shares issued and outstanding.  Because the holders of Restricted Shares vote cumulatively with respect to selecting director candidates and due to the Voting Agreement (as described below), Bevco’s ownership percentage provides it with the effective ability to select one director for appointment to the Issuer’s Board of Directors.  Presently, the one person serving on the Issuer’s Board of Directors upon the proposal of Bevco is Alejandro Santo Domingo, a Manager of Bevco.

The foregoing percentages are based on a total of 1,607,701,764 Ordinary Shares and 325,999,817 Restricted Shares issued and outstanding as of October 11, 2016.

Transferability and Conversion

The Restricted Shares are unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR program and subject to, among other things, restrictions on transfer until converted into  Ordinary Shares.  The Restricted Shares will be convertible at the election of the holder into Ordinary Shares on a one-for-one basis beginning on October 11, 2021 (the “Lock-Up Period”). Restricted Shares may also be subject to conversion prior to expiration of the Lock-Up Period in certain specific limited circumstances detailed in the Articles of Association, including in the event of an enforcement action by a pledgee.

Pledging of Restricted Shares

Notwithstanding the transfer restrictions described above, holders of Restricted Shares are permitted to enter into pledging arrangements with respect to their Restricted Shares under the circumstances set forth in the Articles of Association.  On November 11, 2015, Bevco received the irrevocable consent of AB InBev (the “Pledge Consent”), as supplemented by the Bevco Supplemental Irrevocable Undertaking No.1 dated August 5, 2016, which is binding on the Issuer and its board of directors, to make pledges of its Restricted Shares as contemplated by the Articles of Association.  As of the date of this Schedule 13D, in connection with margin loan facilities Bevco has entered into with various financial institutions, a total of 42,420,219 Restricted Shares (the “Pledged Restricted Shares”) are pledged in favor of Bevco’s margin loan lenders pursuant to Belgian law pledge agreements.  The Pledged Restricted Shares were pledged as collateral to secure Bevco’s payment and performance under its respective margin loan agreements, which have customary default and similar provisions.

Voting Agreement

On October 8, 2016, Bevco entered into a Voting and Support Agreement (the “Voting Agreement”) with the other Voting Agreement Parties.  The Voting Agreement requires, among other things, that the parties thereto exercise, and cause certain of their affiliates to exercise, the rights attaching to their Ordinary Shares and/or Restricted Shares, as the case may be, to give effect to the director appointment rights of the holders of Restricted Shares and Stichting set forth in the Articles of Association.  The Voting Agreement has an initial term expiring on August 27, 2034, which may be extended or renewed under certain circumstances described in the Voting Agreement.

Registration Rights Agreement

On October 14, 2016, Bevco became a party to a Registration Rights Agreement, dated as of October 10, 2016, entered into between the Issuer and the holders of its Restricted Shares named therein (the “Registration Rights Agreement”).  The Registration Rights Agreement generally provides the holders party thereto (following expiration of a Lock-Up Period) and permitted transferees thereof (including pledgees) with demand and piggyback registration rights with respect to the Restricted Shares held by them, subject to certain customary terms, conditions and exceptions described in the Registration Rights Agreement, including that the Issuer shall only be obliged to file a registration statement pursuant to the Registration Rights Agreement if holders of Restricted Shares holding in aggregate at least the lesser of $2.5 billion in market value and 1.5% of the Issuer’s outstanding share capital so request.

References to and descriptions of the Articles of Association, Pledge Consent, Bevco Supplemental Irrevocable Undertaking No.1, Voting Agreement and Registration Rights Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as exhibits hereto and are incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

Annex A	Instruction C Information

Exhibit A	Joint Filing Agreement, dated October 21, 2016, among the Reporting Persons.

Exhibit B
Articles of Association of Anheuser-Busch Inbev SA/NV (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on October 11, 2016)

Exhibit C
Voting and Support Agreement, dated October 8, 2016, by and among Stichting Anheuser-Busch InBev, Altria Group, Inc. and BEVCO Ltd. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Altria Group, Inc. on October 11, 2016).

Exhibit D	Registration Rights Agreement, dated October 10, 2016, by and among Anheuser-Busch InBev SA/NV, Altria Group, Inc. and BEVCO Ltd.

Exhibit E	Pledge Consent Letter, dated November 11, 2015, by and between Anheuser-Busch InBev SA/NV and BEVCO Ltd.

Exhibit F	Bevco Supplemental Irrevocable Undertaking No.1, dated August 5, 2016, by and between BEVCO Ltd. and Anheuser-Busch InBev SA/NV.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2016

BEVCO LUX S.À.R.L.

By:	/s/ Valery Beuken
Name:	Valery Beuken
Title:	A Manager

By:	/s/ Juan Carlos Garcia
Name:	Juan Carlos Garcia
Title:	B Manager

USD BEVCO S.À.R.L.

By:	/s/ Melanie Wilkin
Name:	Melanie Wilkin
Title:	A Manager

By:	/s/ Juan Carlos Garcia
Name:	Juan Carlos Garcia
Title:	B Manager

SNI INTERNATIONAL HOLDINGS S.À.R.L.

By:	/s/ Valery Beuken
Name:	Valery Beuken
Title:	A Manager

By:	/s/ Juan Carlos Garcia
Name:	Juan Carlos Garcia
Title:	B Manager

[Anheuser-Busch InBev SA/NV – Schedule 13D]

AGUILA LTD

By:	/s/ Peter A. S. Pearman
Name:	Peter A. S. Pearman
Title:	Director

CODAN TRUST COMPANY LIMITED in its capacity as trustee

By:	/s/ Karen A. Corless
Name:	Karen A. Corless
Title:	Director

By:	/s/ Peter A. S. Pearman
Name:	Peter A. S. Pearman
Title:	Director

[Anheuser-Busch InBev SA/NV – Schedule 13D]

EXHIBIT INDEX

Exhibit No.	Description

Annex A	Instruction C Information

Exhibit A	Joint Filing Agreement, dated October 21, 2016, among the Reporting Persons.

Exhibit B
Articles of Association of Anheuser-Busch Inbev SA/NV (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on October 11, 2016)

Exhibit C
Voting and Support Agreement, dated October 8, 2016, by and among Stichting Anheuser-Busch InBev, Altria Group, Inc. and BEVCO Ltd. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Altria Group, Inc. on October 11, 2016).

Exhibit D	Registration Rights Agreement, dated October 10, 2016, by and among Anheuser-Busch InBev SA/NV, Altria Group, Inc. and BEVCO Ltd.

Exhibit E	Pledge Consent Letter, dated November 11, 2015, by and between Anheuser-Busch InBev SA/NV and BEVCO Ltd.

Exhibit F	Bevco Supplemental Irrevocable Undertaking No.1, dated August 5, 2016, by and between BEVCO Ltd. and Anheuser-Busch InBev SA/NV.

ANNEX A

The directors and officers of each of Bevco Lux S.á.r.l. (f/k/a BEVCO Ltd.), USD Bevco S.à r.l. and SNI International Holdings S.à r.l. are as follows:

Name / First Name	Principal Occupation	Business Address	Citizenship
Juan Carlos Garcia Canizares (Class B Manager)	Investment Executive	Quadrant Capital Advisors, Inc. 499 Park Avenue, 24th Floor New York, N.Y. 10022 United States of America	USA
Alejandro Santo Domingo (Class B Manager)	Investment Executive	Quadrant Capital Advisors, Inc. 499 Park Avenue, 24th Floor New York, N.Y. 10022 United States of America	USA
Alec R. Anderson (Class B Manager)	Lawyer	Conyers Dill & Pearman Limited Richmond House 12 Par-la-Ville Road Hamilton HM08 Bermuda	Bermudian
Carlos Alejandro Perez Davila (Class B Manager)	Investment Executive	Quadrant Capital Advisors, Inc. 499 Park Avenue, 24th Floor New York, N.Y. 10022 United States of America	USA
Valery Beuken (Class A Manager)	Company Director	5, Rue Guillaume Kroll, L-1882 Luxembourg BP 2501, L-1025 Luxembourg Grand Duchy of Luxembourg	Belgian
Melanie Wilkin (Class A Manager)	Company Director	5, Rue Guillaume Kroll, L-1882 Luxembourg BP 2501, L-1025 Luxembourg Grand Duchy of Luxembourg	Belgian
Christophe Davezac (Class A Manager)	Company Director	5, Rue Guillaume Kroll, L-1882 Luxembourg BP 2501, L-1025 Luxembourg Grand Duchy of Luxembourg	Luxembourg
Diogo Duarte De Oliveira (Class A Manager)	Lawyer	6, Rue Jean Monnet L-2180 Luxembourg Grand Duchy of Luxembourg	Portuguese

The directors and officers of Aguila Ltd are as follows:

Name / First Name	Principal Occupation	Business Address	Citizenship
Alec R. Anderson (Director & Vice President)	Lawyer	Conyers Dill & Pearman Limited Richmond House 12 Par-La-Ville Road Hamilton HM08 Bermuda	Bermudian
Karen Corless (Director)	Lawyer	Conyers Dill & Pearman Limited Richmond House 12 Par-La-Ville Road Hamilton HM08 Bermuda	Bermudian
Alejandro Santo Domingo (Director & President)	Investment Executive	Quadrant Capital Advisors Inc. 499 Park Avenue New York, New York 10022 United States of America	USA
Peter A. Pearman (Director)	Lawyer	Conyers Dill & Pearman Limited Richmond House 12 Par-La-Ville Road Hamilton HM08 Bermuda	Bermudian
Carlos Alejandro Perez Davila (Director)	Investment Executive	Quadrant Capital Advisors Inc. 499 Park Avenue New York, New York 10022 United States of America	USA
Robert Hamshaw (Alternate to Alejandro Santo Domingo)	Investment Executive	Quadrant Capital Advisors Inc. 499 Park Avenue New York, New York 10022 United States of America	USA
Juan Pablo Mejia (Alternate to Alejandro Santo Domingo & Alternate to Carlos A. Perez)	Financial Advisor	Quadrant Capital Advisors Inc. 499 Park Avenue New York, New York 10022 United States of America	USA
Craig W. MacIntyre (Alternate to Alec R. Anderson, Alternate to Karen Corless & Alternate to Peter A. Pearman)	Lawyer	Conyers Dill & Pearman Limited Richmond House 12 Par-La-Ville Road Hamilton HM08 Bermuda	Bermudian
Russell Bryant (Treasurer)	Accountant and Chief Financial Advisor	Quadrant Capital Advisors Inc. 499 Park Avenue New York, New York 10022 United States of America	USA
Belinda Clarke (Assistant Secretary)	Trust Manager	Codan Trust Company Limited Richmond House 12 Par-La-Ville Road Hamilton HM08 Bermuda	Bermudian
Luis Felipe Perez DaVila (Vice President)	Investment Executive	Quadrant Capital Advisors Inc. 499 Park Avenue New York, New York 10022 United States of America	USA

The directors and officers of Codan Trust Company Limited are as follows:

Name / First Name	Principal Occupation	Business Address	Citizenship
Alec R. Anderson (Director & President)	Lawyer	Conyers Dill & Pearman Limited Richmond House 12 Par-la-ville Road Hamilton HM 08 Bermuda	Bermudian
Graham B.R. Collis (Director)	Lawyer	Conyers Dill & Pearman Limited Clarendon House 2 Church Street Hamilton HM 11 Bermuda	Bermudian
Helen E. Cooper (Director)	Lawyer	Conyers Dill & Pearman Limited Richmond House 12 Par-La-Ville Road Hamilton HM 08 Bermuda	Bermudian
Karen Corless (Director)	Lawyer	Conyers Dill & Pearman Limited Richmond House 12 Par-La-Ville Road Hamilton HM 08 Bermuda	Bermudian
Stephen DeSilva (Director, Chief Operating Officer)	Chief Operating Officer	Conyers Dill & Pearman Limited Richmond House 12 Par-La-Ville Road Hamilton HM 08 Bermuda	Bermudian
Freya Giffen (Director, Managing Director, Vice President & Assistant Secretary)	Trust Manager	Codan Trust Company Limited Richmond House 12 Par-La-Ville Road Hamilton HM 08 Bermuda	Bermudian
Narinder K. Hargun (Director and Vice President)	Lawyer	Conyers Dill & Pearman Limited Richmond House 12 Par-La-Ville Road Hamilton HM 08 Bermuda	Bermudian
Craig W. MacIntyre (Director)	Lawyer	Conyers Dill & Pearman Limited Richmond House 12 Par-La-Ville Road Hamilton HM 08 Bermuda	Bermudian
Peter A. Pearman (Director)	Lawyer	Conyers Dill & Pearman Limited Richmond House 12 Par-La-Ville Road Hamilton HM 08 Bermuda	Bermudian
Angela Burchall (Trust Manager/Assistant Secretary)	Trust Manager	Codan Trust Company Limited Richmond House 12 Par-La-Ville Road Hamilton HM 08 Bermuda	Bermudian
Justine Blakesley (Secretary)	Corporate Secretary	Codan Services Limited Clarendon House 2 Church Street Hamilton HM 11 Bermuda	United Kingdom
Leonora Carter (Trust Manager/Assistant Secretary)	Trust Manager	Codan Trust Company Limited Richmond House 12 Par-la-Ville Road Hamilton HM 08 Bermuda	Bermudian
Belinda F. Clarke (Trust Manager/Assistant Secretary)	Trust Manager	Codan Trust Company Limited Richmond House 12 Par-La-Ville Road Hamilton HM 08 Bermuda	Bermudian
John Nusum (Trust Manager/Assistant Secretary)	Trust Manager	Codan Trust Company Limited Richmond House 12 Par-La-Ville Road Hamilton HM 08 Bermuda	Bermudian
Stephanie Bernard (Assistant Secretary)	Lawyer	Conyers Dill & Pearman Limited Richmond House 12 Par-La-Ville Road Hamilton HM 08 Bermuda	Canadian
Robert Tailford (Assistant Secretary)	Trust Manager	Codan Trust Company Limited Richmond House 12 Par-La-Ville Road Hamilton HM 08 Bermuda	Bermudian
Elizabeth Browne (Chief Financial Officer, Financial Controller)	Chief Financial Officer	Conyers Dill & Pearman Limited Richmond House 12 Par-La-Ville Road Hamilton HM 08 Bermuda	United Kingdom

Exhibit A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Ordinary Shares, without nominal value, of Anheuser-Busch InBev SA/NV (f/k/a Newbelco SA/NV), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: October 21, 2016

BEVCO LUX S.À.R.L.

By:	/s/ Valery Beuken
Name:	Valery Beuken
Title:	A Manager

By:	/s/ Juan Carlos Garcia
Name:	Juan Carlos Garcia
Title:	B Manager

USD BEVCO S.À.R.L.

By:	/s/ Melanie Wilkin
Name:	Melanie Wilkin
Title:	A Manager

By:	/s/ Juan Carlos Garcia
Name:	Juan Carlos Garcia
Title:	B Manager

[Anheuser-Busch InBev SA/NV – Joint Filing Agreement]

SNI INTERNATIONAL HOLDINGS S.À.R.L.

By:	/s/ Valery Beuken
Name:	Valery Beuken
Title:	A Manager

By:	/s/ Juan Carlos Garcia
Name:	Juan Carlos Garcia
Title:	B Manager

AGUILA LTD

By:	/s/ Peter A. S. Pearman
Name:	Peter A. S. Pearman
Title:	Director

CODAN TRUST COMPANY LIMITED in its capacity as trustee

By:	/s/ Karen A. Corless
Name:	Karen A. Corless
Title:	Director

By:	/s/ Peter A. S. Pearman
Name:	Peter A. S. Pearman
Title:	Director

[Anheuser-Busch InBev SA/NV – Joint Filing Agreement]